

15046945

S... MMISSION



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-46745 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERWYN FINANCIAL SERVICES CORP.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1189 LANCASTER AVE
(No. and Street)

BERWYN (City) PA (State) 19312 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN M RYAN 610-408-9850
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIANA CARR O'CONNOR + LYNAM LLP
(Name – *if individual, state last, first, middle name*)

1500 E LANCASTER AVE (Address) PAOLI (City) PA (State) 19301 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

CM

PB 3/14/15

# OATH OR AFFIRMATION

I, KEVIN M RYAN, swear ~~(or affirm)~~ that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERWYN FINANCIAL SERVICES CORP., as of DECEMBER 31, 20 15, are true and correct. I further swear ~~(or affirm)~~ that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FIRM: BFS 800279. EDWARD KILLEN: BFS 601705, BFS 601853, BFS 601934, BFS 602361 + BFS 702773. ROBERT KILLEN: BFS 303577, BFS 400009, BFS 400033, BFS 701564, BFS 400068 + BFS 400076

Kevin M Ryan
Signature

PRESIDENT
Title


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
REBECCA L JOHNSON
Notary Public
TREDYFFRIN TWP., CHESTER COUNTY
My Commission Expires Jul 9, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Financial Report*

*BERWYN FINANCIAL SERVICES CORP.*

*December 31, 2014*

**BERWYN FINANCIAL SERVICES CORP.**

Financial Statements and Supplementary Financial Information for the Year Ended December 31, 2014

And

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

INDEX

# *SIANA CARR O'CONNOR & LYNAM, LLP*

*Certified Public Accountants*

*1500 E. Lancaster Avenue*
*Paoli, PA 19301*

*Phone: 610-296-4200 * Fax: 610-296-3659*
*www.scolcpa.com*


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Berwyn Financial Services Corp.

We have audited the accompanying financial statements of Berwyn Financial Services Corp., which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Berwyn Financial Services Corp.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Berwyn Financial Services Corp. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II, III and notes to the supplementary schedules on pages 12 - 15 has been subjected to audit procedures performed in conjunction with the audit of Berwyn Financial Services Corp.'s financial statements. The supplemental information is the responsibility of Berwyn Financial Services Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

As discussed in Note 1 to the financial statements, the company's Board of Directors concluded in a meeting held September 19, 2014 that the Company will terminate business and dissolve in 2015. Our opinion is not modified with respect to that matter.



SIANA CARR O'CONNOR & LYNAM, LLP

Paoli, PA
February 27, 2015


*Members of: American Institute of Certified Public Accountants • Pennsylvania Institute of Certified Public Accountants • Private Companies Practice Section of American Institute of Certified Public Accountants*

# BERWYN FINANCIAL SERVICES CORP

## Statement of Financial Condition
## December 31, 2014

| **Assets** | |
|---|---|
| Cash & Equivalent | $52,914 |
| Due from Clearing Broker | $11,318 |
| Investments at fair value | $388,299 |
| Restricted Cash | $50,000 |
| Total Assets | $502,531 |
| **Liabilities & Stockholders' Equity** | |
| Liabilities: | |
| Accounts Payable & Accrued Expenses | $3,947 |
| Net deferred tax liability | $17,165 |
| Total Liabilities | $21,112 |
| Stockholders' Equity: | |
| Common Stock, $1 par value; 200,000 Shares authorized; 19,500 shares Issued and Outstanding | $19,500 |
| Additional Paid-In Capital | $150,000 |
| Retained Earnings | $311,919 |
| Total Stockholders' Equity | $481,419 |
| Total Liabilities & Stockholders' Equity | $502,531 |

(The accompanying notes are an integral part of these financial statements.)

## BERWYN FINANCIAL SERVICES CORP.

### Statement of Income
### For the Year Ended December 31, 2014

| | |
|---|---|
| **Revenues:** | |
| Commissions and Fees | $384,769 |
| Interest & Dividends | $50,118 |
| Unrealized Loss on Investments | ($54,776) |
| Other | $6,696 |
| Total Revenues | $386,807 |
| **Expenses** | |
| Conventions and education | $1,765 |
| Dues & Subscriptions | $4,574 |
| Employee Benefits | $9,751 |
| Insurance | $250 |
| Management Fee | $25,251 |
| Office | $11,477 |
| Payroll Taxes | $14,980 |
| Professional Fees | $22,720 |
| Registration Fee & Other Taxes | $14,072 |
| Rent | $13,452 |
| Salaries & Bonuses | $182,400 |
| Trade Clearing | $82,073 |
| Trade Error | $949 |
| Travel | $70 |
| Total Expenses | $383,784 |
| Net Income | $ 3,023 |

(The accompanying notes are an integral part of these financial statements.)

# BERWYN FINANCIAL SERVICES CORP.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2014

| | Common Stock | | | | |
|---|---|---|---|---|---|
| | Shares | Amount | Additional Paid-In Capital | Retained Earnings | Total |
| Balance, January 1, 2014 | 19,500 | $19,500 | $150,000 | $308,896 | $478,396 |
| Net Income | | | | $3,023 | $3,023 |
| Balance, December 31, 2014 | 19,500 | $19,500 | $150,000 | $311,919 | $481,419 |

(The accompanying notes are an integral part of these financial statements.)

# BERWYN FINANCIAL SERVICES CORP

## Statement of Cash Flows
For the Year Ended December 31, 2014

| | |
|---|---|
| Cash flows from operating activities: | |
| Net Income | $3,023 |
| Adjustments to reconcile net income to net cash Provided by operating activities: | |
| Change in unrealized gain on investments | $54,776 |
| Dividends reinvested | ($2,576) |
| (Increase) decrease in: | |
| Due from clearing broker | $6,075 |
| Customer receivables | $13,564 |
| Prepaid expenses | $3,907 |
| Increase (decrease) in: | |
| Accounts payable and accrued expenses | ($65,113) |
| Net cash provided by operating activities | $13,656 |
| Net increase in cash & equivalents | $13,656 |
| Cash & equivalents, beginning | $39,258 |
| Cash & equivalents, ending | $52,914 |

(The accompanying notes are an integral part of these financial statements.)

## (1) DESCRIPTION OF BUSINESS

Berwyn Financial Services Corp. (the Company) is a broker-dealer that is registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is incorporated under the laws of Pennsylvania and provides brokerage services and financial consulting services to its clientele. As an introducing broker, the Company does not hold cash or securities for its customers. The company was registered as an investment adviser in 2013 but withdrew its registration in June 2014.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing organization. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing organization.

The Company's Board of Directors concluded in a meeting held September 19, 2014 that the company would terminate business and dissolve in 2015. Business activities are to continue through May 31, 2015, at which time activities will be limited to realizing the value of its remaining assets; making tax & other regulatory filings; winding down the company's remaining business activities; paying valid creditor claims & obligations; and making liquidation distributions to company shareholders.

When liquidation of a company is imminent, generally accepted accounting principles require the financial statements to be presented on the liquidation basis of accounting. Under that basis of accounting, assets & liabilities are valued at fair value; i.e. the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Management believes the financial statements as presented accurately reflect assets at net realizable value and liabilities at net settlement value.

## (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Restricted Cash*
Restricted cash is comprised of funds on deposit with the Company's clearing organization.

*Investments*
Investments consist primarily of mutual funds which invest in equity and debt securities, and are stated at quoted market prices as determined in an active market. Changes in unrealized gains and losses on securities during a reporting period are included in the statement of income.

*Commissions and Fees*

Commissions revenue and related expenses are recorded on a trade date basis as securities transactions occur. Advisory fees are recorded quarterly based upon the market value of funds under management at the end of each quarter.

*Equipment and Depreciation*

The cost of equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight line method for financial reporting purposes and accelerated methods for income tax purposes. Useful lives range from three to five years. All equipment was fully depreciated at December 31, 2014.

*Income Taxes*

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

*Concentrations of Risk*

Financial instruments which potentially subject the Company to significant concentrations

of risk consist principally of investments. Investments are managed by professional advisors. The degree and concentration of risk varies by the type of investment. Management continually monitors the performance of the professional advisors and the financial strength of the financial institutions to minimize its risk.

(3) RELATED PARTIES

The Company derives a substantial portion of its revenues from three affiliated entities, The Berwyn Fund, Berwyn Income Fund and Berwyn Cornerstone Fund (collectively the Funds). The Funds are managed by The Killen Group, a party related through common ownership and management. Commissions generated from transactions with the Funds represent approximately 60% of the total commissions and fee revenue of the Company for 2014. Additionally, the Company earns an annual fee from this party for servicing the Funds.

When the Company provided investment advisory services they were managed, on behalf of the Company, by the same related party discussed above. The Company paid the related party a management fee of 85% of the advisory fees earned by the Company. This arrangement ceased in June 2014.

The Company also leases furnished office space from the related party under a lease agreement which expires May 31, 2015. The lease is classified as an operating lease and provides for minimum monthly rentals of $1,121 as well as a percentage of electric and cleaning costs. Lease payments for 2014 total $13,452.

Related party transactions were as follows:

| | |
|---|---|
| Commissions revenue earned | $202,137 |
| Service fee income | $1,925 |
| Management fee expense | $25,251 |
| Rent | $13,452 |

The Company also generates commissions from transactions with two partnerships related through common ownership and management. Commissions from these partnerships totaled approximately $30,395 in 2014.

## (4) FAIR VALUE MEASUREMENT

The Fair Value Measurements and Disclosures topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset occurs in the principal market for the asset or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB Codification are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset, either directly or indirectly.
- Level 3 are unobservable inputs for the asset and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2014:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Securities owned: | | | | |
| Mutual Funds | $388,299 | $0 | $0 | $388,299 |

Investments carried at quoted market values are as follows:

| | |
|---|---|
| The Berwyn Fund | $167,341 |
| Berwyn Income Fund | $140,798 |
| Berwyn Cornerstone Fund | $80,160 |
| | $388,299 |

(5) DUE TO CLEARING BROKER

Under an agreement with the Company's clearing broker, National Financial Services Corporation, the Company can borrow, on margin, up to 70% of the market value of its investments. The loan is collateralized by the investments described in Note 4. Interest is paid monthly at a variable rate. At December 31, 2013, the interest on the margin account was 6%.

(6) INCOME TAXES

At December 31, 2014, the Company had no Federal and State net operating loss carryforwards.

The deferred tax liability of $17,165 as of December 31, 2014 is for unrealized gain. There was no current or deferred tax provision for 2014.

The Company is no longer subject to US Federal & State examinations by tax authorities for 2010 and prior.

(7) PROFIT SHARING PLAN

The Company had a profit sharing plan for those employees and officers who met the eligibility requirements set forth in the plan. Substantially all of the Company's full-time employees were covered by the plan. The amount of the annual contribution to the plan was at the discretion of the Company's Board of Directors. The Company ended the Plan in 2014. There was no profit sharing expense in 2014.

## (8) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $422,193 which was $372,193 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1 as of December 31, 2014. The Company is also required to maintain net capital of $100,000 under its agreement with its clearing broker.

## (9) SUBSEQUENT EVENT EVALUATION

The Company has evaluated subsequent events through issuance of the financial statements.

# SUPPLEMENTARY

# FINANCIAL

# INFORMATION

Schedule I

# BERWYN FINANCIAL SERVICES CORP.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

| | |
|---|---|
| Net Capital: | |
| Total Stockholders' Equity | $481,419 |
| Less: Stockholders' Equity not allowable for net capital | $ 0 |
| Total Stockholders' Equity Qualified for net Capital | $481,419 |
| Deductions: | |
| Non-Allowable Assets: | $ 0 |
| Total Non-Allowable Assets | $ 0 |
| Net Capital Before Haircuts on Securities Positions & Money Market | $481,419 |
| Haircuts on Securities Positions & Money Market | $59,226 |
| Net Capital | $422,193 |
| Aggregate Indebtedness: | |
| Accounts Payable & Accrued Expenses | $3,947 |
| Total Aggregate Indebtedness | $3,947 |
| Computation of Basic Net Capital Requirement: | |
| Net Capital Requirement | $50,000 |
| Net Capital | $422,193 |
| Excess of Net Capital | $372,193 |
| Net Capital less Greater of 10% of Total Aggregate Indebtedness Or 120% of Minimum Dollar Net Capital Requirement | $362,193 |
| Ratio of aggregate Indebtedness to Net Capital | .01 to 1 |

Schedule II

# BERWYN FINANCIAL SERVICES CORP.
## Computation for Determination of Reserve Requirements
## Under Rule 15c3-3 of the Securities and Exchange Commission
## December 31, 2014

---

The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to sub paragraph 15c3-3(k)(2)(ii), and therefore no computation for determination of reserve requirements have been provided.



# BERWYN FINANCIAL SERVICES CORP.

1189 LANCASTER AVENUE
BERWYN, PENNSYLVANIA 19312

(610) 408-9850
(888) 573-7700
FAX (484) 328-2209

Berwyn Financial Services Corp
Exemption Report

Berwyn Financial Services Corp is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R.S240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R S240.17a-5(d)(1)and(4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is exempt from 17C.F.R S240.15c3-3 under the following provisions of 17C.F.R. S240.15c3-3(k)(2)(ii).
(2) The Company met the exemption provisions throughout 2014 without exception.

Berwyn Financial Services Corp.

I, Kevin Ryan, swear that to my best knowledge and belief, this Exemption Report is true and correct.

By: 
Kevin Ryan
President
February 27, 2015

***SIANA CARR O'CONNOR & LYNAM, LLP***
*Certified Public Accountants*

*1500 E. Lancaster Avenue*
*Paoli, PA 19301*

*Phone: 610-296-4200 * Fax: 610-296-3659*
*www.scolcpa.com*

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors of
Berwyn Financial Services Corp.

We have reviewed management's statements, included in the accompanying Berwyn Financial Services Corp. Exemption Report, in which (1) Berwyn Financial Services Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Berwyn Financial Services Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Berwyn Financial Services Corp. stated that Berwyn Financial Services Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Berwyn Financial Services Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Berwyn Financial Services Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Siana Carr O'Connor & Lynam, LLP
**SIANA CARR O'CONNOR & LYNAM, LLP**

Paoli, PA

February 27, 2015

Schedule III

BERWYN FINANCIAL SERVICES CORP.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to sub paragraph 15c3-3(k)(2)(ii), and therefore no information for possession or control requirements have been provided.

**BERWYN FINANCIAL SERVICES CORP.**
Notes to Supplemental Schedules
December 31, 2014

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2014 FOCUS Part IIA filing.

| | |
|---|---|
| Net capital per unaudited December 31, 2014 | |
| FOCUS Part IIA filing, as originally filed | $411,100 |
| Audit adjustments to: | |
| Record Liability Correctly | ($2,531) |
| Remove Gross Deferred Tax Asset | $13,624 |
| Net capital | $422,193 |



# BERWYN FINANCIAL SERVICES CORP.

1189 LANCASTER AVENUE
BERWYN, PENNSYLVANIA 19312

(610) 408-9850
(888) 573-7700
FAX (484) 328-2209

February 27, 2015


SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2015
WASH, D.C.
194
SECTION

US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Berwyn Financial Services Corp
CRD #35586
SEC File #8-46745

Dear Sir or Madam:

Enclosed please find two copies of the annual audited report of the above named broker-dealer pursuant to section 17 of the Securities and Exchange Act of 1934.

Yours Truly,



Kevin M. Ryan
President